August 6, 2003



The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

"Kobe Steel and Alcoa to Refocus Alliance, Expand Joint Development in Automotive Aluminum"

Thank you for your assistance in handling it as required.

Sincerely yours,

Kanako Nakagawa
Finance Department
Kobe Steel, Ltd.

dlw 8/15

NEWS RELEASE

Kobe Steel and Alcoa to Refocus Alliance, Expand Joint Development in Automotive Aluminum

Tokyo, Japan and Pittsburgh, PA (USA) – August 6, 2003 -- Kobe Steel, Ltd. and Alcoa Inc. today announced an agreement to expand their aluminum alliance on the joint development of aluminum products for the automotive market. Due to changes in the business environment, the two companies also announced that they intend to discontinue both of their 50/50 joint ventures that produce aluminum can stock used in making beverage cans. Financial terms of the agreements were not disclosed.

Building on automotive aluminum

Kobe and Alcoa intend to expand their existing cooperation in aluminum sheet for global automotive customers by adding R&D efforts on aluminum extrusions, castings and forgings.

In July 1992, Kobe and Alcoa formed two 50/50 joint ventures to serve the transportation market. Kobe Alcoa Transportation Products, Ltd. (or KATP) in Japan undertakes R&D, manufacturing and marketing of aluminum sheet products aimed at the Japanese automotive industry.

The U.S. counterpart is Alcoa Kobe Transportation Products, Inc. (or AKTP). AKTP conducts research and development of aluminum sheet for the automotive industry. AKTP's R&D effort in aluminum sheet technologies has been effective in supporting carmakers in the United States.

Car manufacturers value the joint ventures, because Kobe and Alcoa can provide aluminum sheet based on the same specifications through them. As a result, demand for automotive aluminum in these markets has steadily increased. By expanding joint R&D to a wider range of aluminum products, Kobe and Alcoa can meet the growing demand for lighter cars and improve their responsiveness to automakers that have increasingly global operations.

Can stock joint ventures to be restructured

Despite diligent efforts, the can stock joint ventures did not meet the expectations of either party. Market conditions are extremely competitive, and both parties believe they can be more effective in the market by operating independently.

As part of the termination of the can stock ventures, Kobe will acquire control of the Kaal Japan joint venture from Alcoa. In exchange, Alcoa will receive Kobe's interest in the Kaal Australia joint venture. Alcoa will grant Kobe a license to use Alcoa's technology embedded in the Kaal Japan cold rolling mill. Alcoa has also agreed to act as a distributor for Kobe's can sheet products in Asia. Both companies also agreed to continue the supply of aluminum ingot to the Japan can stock operation for a certain period of time.

In October 1993 the 50/50 joint venture, KSL Alcoa Aluminum Company, Ltd., began production of aluminum can stock in Japan. January 1996 saw the start of operations of a second 50/50 can stock joint venture, KAAL Australia, Pty. Ltd. in Australia.

Alcoa is the world's leading producer of primary aluminum, fabricated aluminum and alumina, and is active in all major aspects of the industry. Alcoa serves the aerospace, automotive, packaging, building and construction, commercial transportation and industrial markets, bringing design, engineering, production and other capabilities of Alcoa's businesses as a single solution to customers. In addition to aluminum products and components, Alcoa also markets consumer brands including Reynolds Wrap? aluminum foil, Alcoa? wheels, and Baco? household wraps. Among its other businesses are vinyl siding, closures, precision castings, and electrical distribution systems for cars and trucks. The company has 127,000 employees in 40 countries. For more information go to www.alcoa.com.

Forward Looking Statement

Certain statements in this release relate to future events and expectations and as such constitute forward-looking statements involving known and unknown risks and uncertainties that may cause actual results, performance or achievements to be different from those expressed or implied in the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include Alcoa's inability to implement the reorganization and achieve cost-savings at the facilities and other risk factors summarized in Alcoa's Form 10-K for the year ended December 31, 2002.

Kobe Steel

Kobe Steel, Ltd. is one of Japan's leading steelmakers and producers of aluminum and copper products. Other principal businesses include welding consumables, infrastructure and plant engineering, machinery, construction machinery, and real estate. In the year ended March 2003, Kobe Steel had consolidated sales of 1.2 trillion yen ($10 billion). In addition to Japan, Kobe Steel operates numerous manufacturing and marketing locations in the Americas, Asia and Europe. The company has head offices in Kobe and Tokyo. For more information, please visit www.kobelco.co.jp/index_e_wi.htm

Media Contact:

Gary Tsuchida
Communication Center
Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
Japan
Tel +81-3-5739-6010
Fax +81-3-5739-5971
E-mail www-admin@kobelco.co.jp

Investor Relations:

Tel +81-3-5739-6043